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                       [TRITON ENERGY LIMITED LETTERHEAD]

                                                                   July 17, 2001

Dear Triton Energy Limited Shareholder:

     I am pleased to report that on July 9, 2001, Triton Energy Limited entered into an Acquisition Agreement with Amerada Hess Corporation and Amerada Hess (Cayman) Limited pursuant to which Amerada Hess has agreed to acquire all of the outstanding ordinary shares of Triton at a price of $45.00 per share, net to the seller in cash, without interest. Under the terms of the proposed transaction, Amerada Hess has commenced a tender offer for all such shares. The offer is currently scheduled to expire at 12:00 midnight, New York City time, on Monday, August 13, 2001, unless otherwise extended.

     Amerada Hess has also agreed with Hicks, Muse, Tate & Furst Incorporated to acquire its approximately 38% ownership stake in Triton.

     If Amerada Hess acquires in the offer at least 90% of the ordinary shares, Amerada Hess and Triton will take all necessary action to complete a compulsory acquisition of all remaining ordinary shares under Cayman Islands law at the same price as paid in the offer. If Amerada Hess does not acquire at least 90% of the ordinary shares in the offer, then, upon the request of Amerada Hess, Triton will pursue a scheme of arrangement under Cayman Islands law pursuant to which, if approved by the shareholders, Amerada Hess would acquire the outstanding ordinary shares and the outstanding 8% convertible preference shares at a per share price of $45.00 in cash for each ordinary share and $180.00, plus accumulated and unpaid dividends, in cash for each preference share.

     The transaction reflects the considerable progress Triton has made in recent years and rewards our shareholders with premium value for their shares. Triton today is a leading independent exploration and production company with world-class assets around the globe, strong financial results and a solid balance sheet. These achievements are a credit to our people, who have consistently demonstrated the experience and commitment necessary to capitalize on the potential of our assets.

     YOUR BOARD OF DIRECTORS HAS UNANIMOUSLY DETERMINED THAT THE AMERADA HESS OFFER IS FAIR TO, AND IN THE BEST INTEREST OF, THE SHAREHOLDERS OF THE COMPANY AND RECOMMENDS THAT SHAREHOLDERS ACCEPT THE OFFER AND TENDER THEIR SHARES IN THE OFFER.

     Accompanying this letter is a copy of Triton's Solicitation/Recommendation Statement on Schedule 14D-9 and Triton's Information Statement pursuant to
Section 14(f) of the Securities Exchange Act of 1934, as amended, each as filed by Triton with the Securities and Exchange Commission.

     Also accompanying this letter is a copy of the Offer to Purchase and related materials of Amerada Hess, including a Letter of Transmittal for use in tendering your ordinary shares. These documents set forth the terms and conditions of the offer and provide instructions for tendering your ordinary shares.

     WE URGE YOU TO READ THE ENCLOSED MATERIALS CAREFULLY.

     The management and directors of Triton thank you for the support you have given the company.

                                            Sincerely,

                                            TRITON ENERGY LIMITED

                                            James C. Musselman
                                            President, Chief Executive Officer
                                            and Director